August 17, 2018

David Brody
President
XTI Aircraft Company
7395 Peoria St., Suite 206
Englewood, CO 80112

       Re: XTI Aircraft Company
           Offering Statement on Form 1-A
           Filed July 25, 2018
           File No. 024-10872

Dear Mr. Brody:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1. We note that the Subscription Agreement includes an exclusive forum provision. Please include risk factor disclosure in which you discuss the risks to investors of such a provision. We also note that the agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under federal securities laws and include risk factor disclosure to discuss the specific risks and consequences to shareholders as a result of their inability to pursue a jury trial.
Management's Discussion and Analysis
Operating Results, page 21

2. We note your disclosure regarding certain deposits and convertible notes that represent
 David Brody
XTI Aircraft Company
August 17, 2018
Page 2
         orders for 58 aircraft under your Aircraft Reservation Deposit Agreement. Please revise to discuss the terms of this agreement, including, for example, whether the deposits are refundable, whether the reservation is binding on the potential purchaser and any other material terms. Please balance similar disclosure about these orders elsewhere in the offering circular and clarify, if true, that the $380 million of future revenue from these orders is potential revenue that may not be earned for many years or at all.
Index to Exhibits, page 51

3. We note the indication in Item 4 of Part I that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Julie Griffith at 202-551-3267 or Justin Dobbie, Legal Branch Chief, at
202-551-3469 with any questions.



FirstName LastNameDavid Brody                                  Sincerely,
Comapany NameXTI Aircraft Company
                                                               Division of
Corporation Finance
August 17, 2018 Page 2                                         Office of
Transportation and Leisure
FirstName LastName